Filed Pursuant to Rule 433

Registration No. 333-204165

American International Group, Inc.

€750,000,000

1.500% NOTES DUE 2023

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	1.500% Notes Due 2023

Expected Ratings (Moody’s /S&P)*:	Baa1 / A- (stable/negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	June 1, 2016

Settlement Date:	June 8, 2016 (T + 5)

Maturity Date:	June 8, 2023

Mid Swaps Yield:	0.198%

Spread to Mid Swaps:	140 basis points

Principal Amount:	€750,000,000

Price to Public:	99.356% of principal amount

Gross Underwriting Discount:	0.400%

Net Proceeds to Issuer Before Expenses:	€742,170,000

Spread to Benchmark Bund:	+ 182.700 basis points

Benchmark Bund:	1.500% due May 15, 2023

Benchmark Bund Price / Yield:	€112.120 / -0.229%

Coupon:	1.500%

Yield to Maturity:	1.598%

Interest Payment Dates:	Annually on June 8 of each year, commencing June 8, 2017

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000, with increments of €1,000 thereafter

Early Redemption:	Make-whole redemption at any time prior to March 8, 2023 at a discount rate of Bund + 30 basis points. Par redemption at any time on or after March 8, 2023. Par redemption at any time in the event of certain developments affecting U.S. taxation, as described in the prospectus supplement under “Description of the Notes — Early Redemption”.

Expected Listing:	Global Exchange Market of the Irish Stock Exchange

ISIN / Common Code:	XS1405781425 / 140578142

Stabilizing Manager:	J.P. Morgan Securities plc

Joint Book-Running Managers:	BNP Paribas HSBC Bank plc J.P. Morgan Securities plc Banco Santander, S.A. Lloyds Bank plc The Royal Bank of Scotland plc UniCredit Bank AG

Co-Managers:	ANZ Securities, Inc. National Australia Bank Limited Scotiabank Europe plc Standard Chartered Bank

Governing Law:	New York

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at 1-800-854-5674, HSBC Bank plc toll-free at 1-866-811-8049 or J.P. Morgan Securities plc at +44 207 134 2468.

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